Mail Stop 3561


October 6, 2005


Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

      	Re:	Clear Channel Outdoor Holdings, Inc.
      		Amendment No. 2 to Form S-1
      		File No. 333-127375
      		Filed September 26, 2005

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. The page numbers cited in our comments refer to the courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note your response to prior comment 1 of our September 9,
2005
letter. In your response letter, and with a view towards disclosure, please explain how the issuance of the $2.5 billion intercompany note helped "set the appropriate capitalization" for the company and "maximize" the value of Clear Channel Communications` investment in the company. Explain the companies` reasoning for the decision to set the "appropriate capitalization," including how they determined what capitalization was "appropriate" and the basis for this determination.
Prospectus Summary, page 1
2. The business discussion in your prospectus summary is still overly lengthy. Please further reduce the length of the discussion by focusing on only the key aspects of your business and strategy. For example, consider reducing the length of the "Competitive Strengths,"
"Our Strategy," and "Our Business" sections. Detailed discussions can be included in the Business section rather than in the prospectus summary.

Risk Factors, page 14
3. Please avoid using generic and vague phrases as such "may affect our advertising revenues" or "may affect our ability to conduct business" in your subheadings and discussions. Instead, use more descriptive phrases so that readers can better understand the risks` effects.

Doing business in foreign countries..., page 14
4. We note the revisions made in response to prior comment 22 of our
September 9, 2005 letter. Please explain how each factor listed on pages 14-15 could specifically result in disruptions to your business or financial losses in your international operations.

Antitrust regulations may limit future acquisitions..., page 16
5. Please explain the effect on your business and strategy if the Department of Justice, Federal Trade Commission, or foreign antitrust agencies take the actions described on page 15.

Management`s Discussion and Analysis, page 43
6. We note your response to prior comments 35 and 38 of our September
9, 2005 letter. As stated in Release No. 33-8350, a good overview section should "provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks." Your response to prior comment 38 indicates that the state of the economy and advertising market have the most immediate material uncertainty surrounding the company`s business; please disclose this fact more prominently in your MD&A section. Your response also indicates that management is not currently aware of any trends relating to these factors, as well as any geopolitical events and government regulations, that could impact the company`s operations.
This belief on the part of management should also be disclosed prominently.
Use of OIBDAN, page 53
7. We note that the international segment`s OIBDAN "remained relatively flat" for the six months ended June 30, 2005. Please provide quantified disclosure rather than vague phrases such as "relatively flat." Also quantify the "revenue decline" in France. Make similar revisions throughout the prospectus, as applicable.
8. Please refer to prior comment 42. Please revise your disclosure to reconcile your segment OIBDAN to your segment operating income. Also, comply with this comment throughout the filing where segment OIBDAN is presented.

Financial Condition and Liquidity, page 54
9. Please refer to the discussion of your investing activities for the six months ended June 30, 2005 on page 55. Identify the "nonconsolidated affiliate."
10. Please tell us if the reference to 2003 is a typographical error.
If not, tell us how it relates to the change between the six months ended June 30, 2005 as compared to the six months ended June 30, 2004.

Liquidity, page 55
11. Please refer to the first full paragraph on page 56 ("Management believes..."). Please quantify the period of time that management believes future funds from operations and available borrowing capacity will be sufficient to fund your debt service requirements, working capital requirements, capital expenditure requirements and costs of this offering.
12. Please refer to your discussion of the uncommitted revolving demand promissory note on page 57. We note the cross-reference to the "-Cash and cash equivalents; cash management policies" discussion. Please clarify the relationship of the uncommitted revolving demand promissory note to the cash management policies. Is the uncommitted revolving demand promissory note the same as the "cash management note[s]" discussed on page 58? If not, then disclose the material terms of the uncommitted revolving demand promissory note (e.g., amount available and interest rate).
13. Please refer to prior comment 49. Revise your disclosure to quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures.



Industry Metrics, page 66
14. Please provide us with copies of the relevant excerpts from the
OAAA report cited here. Disclose the basis of your belief that the growth rate for outdoor advertising was higher than the overall
U.S.
advertising growth.

Corporate Services Agreement, page 102
15. We note your response to prior comment 64 of our September 9, 2005 letter. Please elaborate on the "ratio" of your OIBDAN to the total Clear Channel Communications OIBDAN and how the "allocable portion" of the compensation costs and benefits are based on this ratio.

Combined Statement of Operations, page F-4
16. Please refer to prior comment 73. We understand that your divisional operating expenses include both cost of services and selling, general and other administrative expenses. Please segregate these line items on your statement of operations. Refer to Rule 5-
03(b)(2) of Regulation S-X.

Combined Statements of Cash Flows, pages F-6 and F-32
17. Please revise to include the impact of your foreign currency translations in the applicable line item(s) in operating activities.
18. Please tell us why the line item, "Net cash transferred to Clear
Channel Communications," is presented as a financing activity.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Carroll at (202) 551-3362 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Ted
Yu
at (202) 551-3372, Michele M. Anderson, Legal Branch Chief, at
(202)
551-3833, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
October 6, 2005
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